December 21, 2006


By facsimile to (626) 839-9118 and U.S. Mail


Mr. Kang Yi Hua
Chief Executive Officer and President
Ever-Glory International Group, Inc.
17870 Castleton Street, #335
City of Industry, CA 91748

Re:	Ever-Glory International Group, Inc.
	Revised Preliminary Information Statement on Schedule 14C
	Filed November 29, 2006
Amendment 1 to Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2006
	Filed November 29, 2006
	File No. 0-28806

	Dear Mr. Kang:

	We reviewed the filings and have the comment below.

PreR14C

General

1. The Form 8-K filed on November 13, 2006 discloses that you entered into an agreement to acquire New-Tailun Garments Co, Ltd on November
9, 2006. We remind you that Item 13A of Schedule 14A requires you to provide financial information pursuant to Item 310(c) and (d) of Regulation S-B with respect to transactions other than those for which action is to be taken as described in the proxy. In light of this, please tell us how you determined that this is not a probable transaction for which financial information would be required to be included in the Schedule 14A, or provide this financial information.
See Item 1 of Schedule 14C.

Closing

	File a revised Pre14C in response to the comment. To expedite our review, you may wish to provide us three marked courtesy copies of the filing. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the response to the comment. If you think that compliance with the comment is inappropriate, provide the basis in the letter. We may have additional comments after review of the revised Pre14C, the responses to the comment, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the filings reviewed by us to ensure that they have provided all information investors require for an informed decision.
Since Ever-Glory and its management are in possession of all facts relating to the disclosure in the filing, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      When responding to our comments, provide a written statement from Ever-Glory in which Ever-Glory acknowledges that:

* Ever-Glory is responsible for the adequacy and accuracy of the disclosure in the filing.

* Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filing.

* Ever-Glory may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Ever-Glory provides us in our review of the filing or in response to our comments on the filing.

	You may direct questions on accounting comments to Nudrat S. Salik, Staff Accountant, at (202) 551-3692 or Rufus G. Decker III, Accounting Branch Chief, at (202) 551-3769. You

may direct questions on comments and disclosure issues to Edward
M.
Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,





Jennifer R. Hardy
					    Legal Branch Chief








Mr. Kang Yi Hua
December 21, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE